June 15, 2012

VIA EDGAR

Mr. Michael Johnson

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	CU Bancorp
Pre-Effective Amendment No. 2 to Registration Statement on Form S-4
Filed June 15, 2012
File No. 333-180739

Dear Mr. Johnson:

CU Bancorp, a California corporation (the “Company”), is submitting this letter in response to your letter to Mr. David I. Rainer, dated June 14, 2012, regarding the Company’s Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2012, and as amended by Pre-Effective Amendment No. 1 to Registration Statement on Form S-4, as filed with the Commission on June 4, 2012 (the “Registration Statement”). Contemporaneously herewith, the Company has filed a pre-effective amendment to the Registration Statement (the “Amendment No. 2”) which amends the Registration Statement to address the comments contained in your letter.

Amendment No. 2 amends the applicable sections of the Registration Statement to reflect the changes in response to the Staff’s comments, as detailed below.

Please note that the following corresponds to the numbered items listed in the Staff’s letter. Capitalized terms not otherwise defined herein shall have the same meanings ascribed to them in the Registration Statement, as amended. The text taken from the Staff’s letter is in bold with our responses following. Capitalized terms used herein and not defined shall have the meaning ascribed to such term in Amendment No. 2.

Mr. Michael Johnson

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Jun 15, 2012

Risk Factors, page 21

1. We note your response to prior comment 4 and, in particular, the fees payable in consideration of the consummation of this transaction. Please disclose the inherent conflicts of interest that exist for the financial advisors vis-à-vis the issuance of their fairness opinions and compensation for the consummation of the merger.

Pre-Effective Amendment No. 2 includes a new risk factor on page 24, which risk factor responds to the Commissions comment and is reprinted below for your convenience:

“Because the Financial Advisors have Received or Will Receive Compensation in Connection with the Acquisition, the Financial Advisors Have Inherent Conflicts of Interest that Favor the Consummation of the Acquisition.

Hovde, CUB’s, financial advisor in connection with the proposed Acquisition, has received payment of $30,000 for its fairness opinion and $6,556 in expense reimbursements and it is anticipated that Hovde will receive additional fees and consideration approximating $780,000 upon consummation of the proposed Acquisition of PC Bancorp and PCB. Vining Sparks, PC Bancorp’s financial advisor in connection with the proposed Acquisition has received $26,000 for its fairness opinion. Because Hovde and Vining Sparks have received payment for their fairness opinion and Hovde will receive additional compensation upon consummation of the proposed Acquisition, shareholders of CUB and shareholders of PC Bancorp should be aware that the financial advisors, in issuing their opinion that the merger consideration to be received by PC Bancorp shareholders in the Acquisition is fair from a financial perspective, have inherent conflicts of interests that favor the consummation of the Acquisition. For more information on the opinion of the financial advisors and on the payments they have received or will receive in connection with the Acquisition, please refer to “CALIFORNIA UNITED BANK AND PREMIER COMMERCIAL BANCORP JOINT PROPOSAL NO. 2—THE MERGER AGREEMENT AND THE ACQUISITION – Opinion of CUB’s Financial Advisor” and “ – Opinion of PC Bancorp’s Financial Advisor” herein.”

Mr. Michael Johnson

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Jun 15, 2012

Exhibits and Financial Statement Schedules, page II-1

General

2. Please file executed and dated tax and legality opinions with your next amendment or immediately prior to effectiveness.

Executed and dated tax opinions are filed as Exhibits 8.1 and 8.2 and an executed and dated legality opinion is filed as Exhibit 5.1 to Amendment No. 2.

Exhibits 8.1 and 8.2

3. We note your qualification beginning on page 2 that “[t]his Opinion is intended to comply with the rules for a ‘limited scope opinion’” … We also note your statements that the “Opinion is limited to the federal tax issue addressed in this Opinion” and “[a]dditional issues may exist that could affect the federal tax treatment of the transaction …” The tax opinion should address and express a conclusion for each material federal tax consequence as a result of the transaction, and the staff does not accept the use of terms that imply the author of the opinion may be omitting a material tax consequence.

Please refer to Section III.C.1 of Staff Legal Bulletin No. 19, and revise accordingly.

The executed and dated tax opinions that are being filed as Exhibits 8.1 and 8.2 to Amendment No. 2 have been revised to address and express a conclusion for each material federal tax consequence as a result of the proposed transaction in response to the Commission’s comment and in compliance with Section III.C.1 of Staff Legal Bulletin No. 19.

4. Please remove the assumption that the acquisition will “comply with all applicable laws in order to constitute a merger.” This appears to be a legal conclusion underlying the tax opinion and, as such, it cannot be assumed. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19, and revise accordingly.

The executed and dated tax opinions that are being filed as Exhibits 8.1 and 8.2 to Amendment No. 2 have been revised to remove the assumption that the acquisition will “comply with all applicable laws in order to constitute a merger” in response to the Commission’s comment.

Mr. Michael Johnson

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Jun 15, 2012

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing has been responsive to the Staff’s comments; however, should the Staff have any further comments or questions we are prepared to respond promptly.

Sincerely,

/s/Arthur A. Coren

Arthur A. Coren

Professional Corporation